UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________

FORM 6-K/A
___________________________________
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 OR 15d-16
of the Securities Exchange Act of 1934

for the Month of August 2022

Commission File Number: 001-40850
___________________________________
Exscientia plc
(Translation of registrant’s name into English)
___________________________________

The Schrödinger Building
Oxford Science Park
Oxford OX4 4GE
United Kingdom
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Exscientia plc (“Exscientia” or the “Company”) is filing this Report on Form 6-K/A solely to correct an error in the calculation of basic loss per share in Note 8 of the Company’s unaudited condensed consolidated financial statements as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 (the “Q1 Financial Statements”) that appeared in Exhibit 99.1 to the Report on Form 6-K filed by the Company with the Securities and Exchange Commission on May 25, 2022 (the “Original Form 6-K”). Correction of the error resulted in a basic loss per share for the three months ended March 31, 2022 of £0.13 per share, or a reduction of £0.18 per share from the previously stated loss per share. This Report on Form 6-K/A is being filed in order to replace Exhibit 99.1 to the Original Form 6-K, and all other information included in the Original Form 6-K remains unchanged. The Q1 Financial Statements, as amended as described herein, are attached as Exhibit 99.1 and are incorporated by reference herein.

The information in the attached Exhibit 99.1 shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File Number 333-260315) and the related prospectus, as such registration statement and prospectus may be amended from time to time, and to be a part thereof from the date on which this Report on Form 6-K/A is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements as of March 31, 2022 and for the Three Months ended March 31, 2022 and 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on this 25th day of August, 2022.

EXSCIENTIA PLC

By:	/s/ Andrew Hopkins
Name:	Andrew Hopkins
Title:	Chief Executive Officer

Exscientia plc

Unaudited Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income for the three months ended March 31, 2022 and 2021

		March 31,	March 31,
		2022	2021
	Note	£’000	£’000
Revenue	4	6,975	5,283
Cost of Sales		(5,624)	(3,887)
Gross profit		1,351	1,396
Research and development expenses		(23,392)	(4,211)
General administrative expenses		(7,819)	(3,285)
Foreign exchange gains/(losses)		9,673	(126)
Other income	5	1,433	443
Operating loss	6	(18,754)	(5,783)
Finance income		73	2
Finance expenses		(55)	(30)
Share of loss of joint venture	11	(293)	(375)
Loss before taxation		(19,029)	(6,186)
Income tax benefit	7	3,537	717
Loss for the period		(15,492)	(5,469)

Other comprehensive income/(loss):
Items that may be reclassified to profit or loss
Foreign currency gain/(loss) on translation of foreign operations		517	(13)
Total other comprehensive income/(loss) for the period, net of tax		517	(13)

Total comprehensive loss for the period		(14,975)	(5,482)

Basic and diluted loss per share (restated) (£)	8	(0.13)	(0.18)

The above unaudited condensed consolidated statement of loss and other comprehensive income/(loss) should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Financial Position as at March 31, 2022 and December 31, 2021

		March 31, 2022	December 31, 2021
ASSETS	Note	£’000	£’000
Non-current assets
Goodwill	9	6,072	5,985
Other Intangible assets, net	9	35,705	36,330
Property, plant and equipment, net	10	14,971	8,740
Investment in joint venture	11	139	424
Right-of-use assets, net	12	7,224	5,154
Other receivables		100	100
Investments in financial assets	13	2,145	2,145
Total non-current assets		66,356	58,878
Current assets
Trade receivables		84,087	1,189
Other receivables and contract assets		7,604	6,313
Current tax assets		12,721	11,754
Inventories		384	359
Cash and cash equivalents		547,302	562,173
Total current assets		652,098	581,788
Total assets		718,454	640,666

EQUITY AND LIABILITIES
Capital and reserves
Share capital	14	61	60
Share premium		364,579	364,579
Deferred Shares		3	3
Foreign exchange reserve		(134)	(659)
Share-based payment reserve		15,821	12,930
Fair Value reserve		(199)	(199)
Merger reserve		54,213	54,213
Retained Earnings		118,772	135,886
Total equity attributable to owners of the parent		553,116	566,813

LIABILITIES
Non-current liabilities
Deferred tax liability, net		6,823	7,121
Contract liabilities and other advances	15	83,940	16,359
Loans		301	296
Lease liabilities	12	5,265	3,804
Provisions	16	737	537
Total non-current liabilities		97,066	28,117
Current liabilities
Trade payables		15,969	6,290
Other payables	17	11,402	8,409
Contract Liabilities and other advances	15	39,458	29,962
Lease liabilities	12	1,443	1,075
Total current liabilities		68,272	45,736
Total liabilities		165,338	73,853
Total equity and liabilities		718,454	640,666

The above unaudited condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Changes in Equity for the three months ended March 31, 2022 and 2021

	Share capital	Share premium	Deferred Shares	Foreign exchange reserve	Share-based payment reserve	Fair value reserve	Merger Reserve	Retained earnings/ (accumulated losses)	Total equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

As at January 1, 2021	—	89,099	—	(111)	3,589	—	—	(34,054)	58,523

Loss for the period	—	—	—	—	—	—	—	(5,469)	(5,469)
Foreign exchange gain on translation of subsidiaries	—	—	—	(13)	—	—	—	—	(13)
Total comprehensive loss for the period	—	—	—	(13)	—	—	—	(5,469)	(5,482)

Share-based payment charge	—	—	—	—	444	—	—	—	444
Issue of share capital, net of transaction costs	—	21,104	—	—	—	—	—	—	21,104
As at March 31, 2021	—	110,203	—	(124)	4,033	—	—	(39,523)	74,589

As at January 1, 2022	60	364,579	3	(659)	12,930	(199)	54,213	135,886	566,813

Loss for the period	—	—	—	—	—	—	—	(15,492)	(15,492)
Foreign exchange gain on translation of subsidiaries	—	—	—	525	(8)	—	—	—	517
Total comprehensive loss for the period	—	—	—	525	(8)	—	—	(15,492)	(14,975)

Share-based payment charge	—	—	—	—	3,560	—	—	—	3,560
Exercise of share-based payment awards	1	—	—	—	(661)	—	—	(1,622)	(2,282)
As at March 31, 2022	61	364,579	3	(134)	15,821	(199)	54,213	118,772	553,116

The above unaudited condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2022 and 2021

		March 31, 2022	March 31, 2021
	Note	£’000	£’000
Operating activities
Loss before tax		(19,029)	(6,186)
Adjustments to reconcile loss before tax to net cash flows from operating activities:
Depreciation of right-of-use assets	12	324	156
Depreciation of tangible fixed assets	10	594	232
Amortisation of intangible assets	9	1,133	6
Revenue settled with non-cash consideration		—	(3,349)
Loss recognised from joint venture	11	293	375
Finance income		(73)	(2)
Finance expenses		55	30
R&D tax credits	5	(998)	(242)
Share-based payment charge		3,560	444
Foreign exchange (gain)/loss		(59)	1

Changes in working capital:
(Increase)/decrease in trade receivables		(82,898)	52
Increase in other receivables and contract assets		(1,292)	(860)
Increase/(decrease) in contract liabilities and other advances		77,077	(1,951)
Increase in trade payables		7,507	1,354
Increase in other payables		2,666	961
Increase in inventories		(24)	—

Interest received		73	2
Interest paid		(1)	(1)
Income taxes received		3,172	—
Net cash flows used in operating activities		(7,920)	(8,978)

Investing activities
Purchase of property, plant and equipment		(4,312)	(1,623)
Purchase of intangible assets	9	(2)	(13)
Additional investment in joint venture	11	—	(366)
Net cash flows used in investing activities		(4,314)	(2,002)

Exscientia plc

Unaudited Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2022 and 2021

		March 31, 2022	March 31, 2021
	Note	£’000	£’000
Financing activities
Proceeds from issue of share capital, net of transactions costs		—	21,104
Cash paid on net settlement of share based payments	19	(2,283)	—
Payments of obligations under lease liabilities		(388)	(169)
Net cash flows from financing activities		(2,671)	20,935
Net (decrease)/increase in cash and cash equivalents		(14,905)	9,955
Exchange gain/(loss) on cash and cash equivalents		34	(5)
Cash and cash equivalents at the beginning of the year		562,173	62,584
Cash and cash equivalents at the end of the period		547,302	72,534

Supplemental disclosure of operating inflow information
Cash flow from collaborations		4,862	158
Amounts invoiced during the period		(85,773)	(125)
Foreign exchange (gains)/losses on trade receivables		(1,987)	19
(Increase)/decrease in trade receivables		(82,898)	52

Supplemental Non-Cash Investing Information
Change in capital expenditures recorded within trade payables		2,172	(457)
Change in capital expenditures recorded within other payables		326	(463)

The above unaudited condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2022 and 2021
1.General information

These unaudited condensed consolidated financial statements reflect the financial performance and position of Exscientia plc (the ‘Company’) and its subsidiaries (collectively the ‘Group’ or ‘Exscientia’) for the three months ended March 31, 2022.

Exscientia plc is a public company incorporated in England and Wales and has the following wholly owned subsidiaries: Exscientia (UK) Holdings Limited, Exscientia AI Limited, Exscientia Inc., Exscientia Ventures I, Inc., Exscientia Ventures II, Inc., Exscientia KK, Kinetic Discovery Limited and Exscientia GmbH as well as two 50% owned joint ventures: RE Ventures I, LLC (“RE Ventures”) and RE Ventures II, LLC.

The principal activity of the Group is that of the application of artificial intelligence (“AI”) and machine learning (“ML”) to the discovery and design of novel therapeutic compounds. Exscientia’s technology platform combines the best of human and computational capabilities to accelerate the process of designing novel, safe and efficacious compounds for clinical testing in humans.

2.Accounting policies

a)Basis of preparation

These unaudited condensed consolidated financial statements for the three months ended March 31, 2022 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board. The accounting policies and methods of computation applied in the preparation of the unaudited condensed consolidated financial statements are consistent with those applied in the Group’s annual financial statements for the year ended December 31, 2021 except for the estimation of income tax (see note 7).

The financial statements do not include all of the information required for annual financial statements and should be read in conjunction with the consolidated financial statements of the Group for the year ended December 31, 2021.

The financial statements have been prepared on the historical cost basis, with the exception of certain financial instruments which are measured at fair value.

The financial statements and footnotes have been presented in Pounds Sterling (“Sterling”). This is the functional currency of the Company, being the currency of the primary economic environment in which the Company operates, and the presentational currency of the Group. All values are rounded to the nearest thousand pound (“£’000”) except where otherwise indicated.

These unaudited condensed consolidated financial statements were prepared at the request of the Group’s Board of Directors (the “Board”) to meet regulatory and contractual commitments and were approved by the Board on May 17, 2022 and signed on its behalf by Andrew Hopkins, Chief Executive Officer of the Group.

b)Basis of consolidation

These unaudited condensed consolidated Group financial statements consolidate the financial statements of Exscientia plc and all its subsidiary undertakings made up to March 31, 2022.
c)Going concern

As at March 31, 2022, the Group’s net cash and cash equivalents amounted to £547,302,000, with total unrestricted cash amounting to £545,897,000. The Group has incurred significant research and development expenses from the start of the Group’s activities, with net cash outflows related to operating activities amounting to £7,920,000 for the three months ended March 31, 2022 and net cash outflows relating to operating activities of £8,978,000 for the three months ended March 31, 2021. Taking into account the Group’s net cash and cash equivalents as at March 31, 2022 the Board believes that the Group has sufficient financial resources to cover its planned cash outflows for the foreseeable future, being a period of at least twelve months from the date of issuance of these financial statements. As the Group has concluded that there is no substantial doubt about its ability to continue as a going concern within one year of the issuance of these financial statements, the Group has prepared these financial statements under the going concern assumption.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2022 and 2021
2.Accounting policies (continued)

d)Application of new and revised International Financial Reporting Standards (IFRSs)

There have been no new or revised accounting standards that have had an impact on the condensed consolidated interim financial statements relative to those applied within the consolidated financial statements of the Group for the year ended December 31, 2021. Any new accounting standards implemented were assessed and determined to be either not applicable or did not have a material impact on the interim financial statements or processes.

e)Significant accounting policies

The significant accounting policies are disclosed in the consolidated financial statements of the Group for the year ended December 31, 2021. There have been no changes to existing accounting policies for the three months ended March 31, 2022.

3.Critical accounting estimates and judgements

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions. These judgments, estimates and assumptions affect the reported assets and liabilities as well as income and expenses in the financial period.

The estimates are based on information available when the consolidated financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. The significant estimates and judgements made by management in applying the Group’s accounting policies are the same as those applied in the consolidated financial statements for the year ended December 31, 2021.

Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising that are beyond the Group’s control. Hence, estimates may vary from the actual values.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or the period of revision and future periods if this revision affects both current and future periods.

4.Revenue

Revenue recognized during the three months ended March 31, 2022 and 2021 relates to collaboration agreements with Bristol Myers Squibb Company (“BMS”), Celgene Switzerland LLC (“Celgene”) (a company acquired by BMS subsequent to the inception of the collaboration), Bayer AG (“Bayer”), GT Apeiron (“GTA”), Sanofi S.A. (“Sanofi”) and the Group’s joint venture with RallyBio IPB, LLC (“RallyBio”), RE Ventures. The proportion of revenue by customer in each period is as follows:

	March 31, 2022	March 31, 2021
	%	%
BMS (including Celgene)	98	27
GTA	—	65
Bayer	1	4
Sanofi	1	—
Others	—	4
	100	100

Revenue is recognized upon the satisfaction of performance obligations, which occurs when control of the good or service transfers to the customer. All revenues during the three months ended March 31, 2022 and 2021 relate to obligations discharged over time, and input methods are utilised in order to estimate the extent to which the performance obligations have been satisfied at the end of the reporting period based upon costs incurred, which can be internal or third party in nature.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2022 and 2021
4.Revenue (continued)

On March 11, 2022, BMS extended its first collaboration arrangement with the Group by six months in order to generate additional data including the use of translational capabilities for key targets under the collaboration using the Group’s precision medicine platform, in relation to which the Group received a cash payment of $5,000,000. The term extension payment has been treated as an addition to the transaction price relating to the collaboration’s partially unsatisfied performance obligations relating to the design and development of candidates for collaboration targets, with a cumulative recognition of revenue at that date based upon the progress towards satisfaction of the related performance obligations in accordance with paragraph 21b of IFRS 15. The remaining element of the transaction price will be recognised as revenue as the performance obligations are satisfied.

During the three months ended March 31, 2021 £3,349,000 was recognised as revenue in relation to a candidate selection milestone achieved in respect of the Group’s collaboration with GTA.

5.Other Income

	three months ended
	March 31, 2022	March 31, 2021
	£’000	£’000
Grant income	435	201
R&D expenditure credits	998	242
	1,433	443

As at March 31, 2022 the Group operated three grants, consisting of a European governmental grant, a grant from the Gates Foundation and a grant from the Austrian Research Promotion Agency (“FFG”). The first two grants provide reimbursement for certain personnel, consumables and overhead costs incurred in the performance of research and development activities, while the FFG grant relates to the early stage testing of a drug’s action in solid tumour patient samples with high content microscopy and deep-learning.

The maximum amounts receivable under the grants are £1,191,000, £3,098,000 and £2,076,000, respectively, with total amounts received of £248,000, £2,285,000 and £1,308,000 as at March 31, 2022, respectively (December 31, 2021: £248,000, £2,285,000 and £1,087,000, respectively).

6.Operating Loss

Operating loss for the three months ended March 31, 2022 and 2021 has been arrived at after charging/(crediting):

	three months ended
	March 31, 2022	March 31, 2021
	£’000	£’000
Depreciation of tangible fixed assets	594	232
Depreciation of right-of-use assets	324	156
Amortisation of intangible assets	1,133	6
Research and development expenses	23,392	4,211
Foreign exchange (gain)/loss	(9,673)	126
Share-based payment charge	3,560	444

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2022 and 2021
7.Taxation

The Group’s income tax credit is recognised at an amount determined by multiplying the loss before taxation for the interim reporting period by the Group’s best estimate of the weighted average annual income taxation rate expected for the full financial year, adjusted for the tax effect of certain items recognised in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from the Group’s estimate of the effective tax rate for the annual financial statements.

The Group’s consolidated effective tax rate in respect of continuing operations for the three months ended March 31, 2022 was 18.59% (2021: 11.60%). The increase in the effective tax rate is attributable to increased research and development tax credits due to an underlying increase in qualifying research and development expenditure.

8.Earnings per share

	three months ended
	March 31, 2022	March 31, 2021
	£	£
Basic and Diluted loss for the period	(15,492,000)	(5,469,000)

	three months ended
	March 31, 2022	March 31, 2021
	(restated)
	Number	Number
Weighted average number of ordinary shares	120,959,726	30,932,700

	three months ended
	March 31, 2022	March 31, 2021
	(restated)
	£	£
Basic and diluted earnings per share (pence per share)	(0.13)	(0.18)

Basic earnings per share (“Earnings per Share”) are calculated in accordance with IAS 33 based on earnings attributable to the Company’s shareholders and the weighted average number of shares outstanding during the period. The ordinary shares outstanding used for computation of earnings per share in all periods reflect a share split executed on October 5, 2021 consistent with the principles in IAS 33 paragraph 64, as described in note 21 of the consolidated financial statements of the Group for the year ended December 31, 2021.

The Company issues share options to employees, upon the exercise of which ordinary shares are issued. Inclusion of the share options would have an anti-dilutive effect due to the loss incurred during the period, therefore basic and diluted loss per share are the same.

Restatement

The Company has restated its weighted average number of ordinary shares for the three months ended March 31, 2022 to correct for a calculation error, leading to a restatement of the basic and diluted earnings per share for the same period. Correction of the error has resulted in a basic loss per share for the three months ended March 31, 2022 of £0.13 per share, or a reduction of £0.18 per share from the previously stated loss of £0.31 per share.

The respective amounts relating to the three months ended March 31, 2021 remain unchanged.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2022 and 2021
9.Intangible assets and Goodwill

During the three months ended March 31, 2022 the Group acquired assets at a cost of £2,000 relating to computer software. There were no disposals in the period. The amortisation charge for the period of £1,133,000 consisted of £3,000 relating to computer equipment and £1,130,000 relating to acquired intellectual property. The residual movement in the net book value of goodwill and intangible assets relates to the foreign currency translation of assets relating to the Group’s Austrian business. No impairment charge was recognised in the period.

10.Property, Plant and Equipment

During the three months ended March 31, 2022, the Group acquired assets at a cost of £6,810,000, of which £3,903,000 related to assets under construction, £238,000 were additions to computer equipment, £172,000 were additions to office furniture and equipment and £2,497,000 were additions to plant and equipment, primarily laboratory equipment. The depreciation charge for the period was £594,000.

During the three months ended March 31, 2022, £1,180,000 was transferred from assets under construction to leasehold improvements which constituted costs relating to the fit-out of premises leased by the Group.

No disposals of property plant and equipment were made during the three months ended March 31, 2022.

11.Investments in joint ventures and joint operations

During the three months ended March 31, 2022, the Group made no additional capital contributions to its joint venture with RallyBio, RE Ventures (three months to March 31, 2021: £366,000).

The Group’s share of the loss incurred by the joint venture during the three months ended March 31, 2022 totalled £293,000 (three months to March 31, 2021: £375,000).

There were no transactions with the Group’s other joint venture with RallyBio, RE Ventures II, LLC, during the three months ended March 31, 2022 (three months to March 31, 2021: £nil).

The Group’s interests in joint operations are disclosed in the consolidated financial statements for the year ended December 31, 2021.

12.Leases

All right-of-use assets relate to leased properties. As at January 1, 2022 the Group had right of use assets relating to six pre-existing lease agreements pertaining to three properties based in the United Kingdom and one in Austria.

On March 25, 2022 the group entered into three lease arrangements in relation to additional space at its pre-existing premises within the Schrödinger Building in Oxford, United Kingdom. Two of the leases expire in September 2033, with a break period in September 2028. The Group has the right, but not the obligation to exit both leases at the end of the break period. The third lease expires in December 2023.

A right-of-use asset of £2,193,000 has been recognised in relation to these leases during the three months ended March 31, 2022.

A right-of-use asset of £200,000 was recognised during the three months ended March 31, 2022 relating to estimated future restoration costs in relation to one of the Group’s pre-existing leases; see note 16 for further details.

The Group entered into two 7 year lease arrangements in relation to laboratory and office space in Vienna, Austria on September 3, 2021, with the lease term commencing on or after October 1, 2022. Total minimum lease commitments of £6,224,000 are payable under these arrangements.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2022 and 2021
12.Leases (continued)

The lease liability contractual maturities as at March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
	£'000	£'000
Within one year	1,443	1,075
One to five years	5,207	3,811
More than 5 years	794	415
	7,444	5,301

13.Fair value measurement of financial instruments

This note provides an update on the judgements and estimates made by the Group in determining the fair values of financial instruments since the last annual financial report.

Nature of financial instruments recognised and measured at fair value

Following the achievement of a development milestone on March 31, 2021, the Group became entitled to receive a number of ordinary shares and preference shares in GTA. These shares represent unlisted equity securities and the Group has taken the election provided within IFRS 9 to recognise fair value gains and losses within Other Comprehensive Income (FVOCI). The Group has established the fair value of this instrument using a discounted cashflow methodology. On July 1, 2021 the rights to a portion of these shares were waived as part of an agreement to enter into a joint arrangement with the Group.

Unobservable market data is available to the Group in the form of a recent arms-length transaction involving equity instruments of the entity in question, and as such the fair value of the Group’s investment was established with reference to that transaction.

Fair value measurements using significant unobservable inputs (level 3)- financial assets at FVOCI

Unlisted equity securities
£’000
Opening balance as at January 1, 2022	2,145
Acquisitions	—
Loss recognised in other comprehensive income	—
Disposal	—
Closing balance as at March 31, 2022	2,145

The group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at March 31, 2022. There have been no transfers between levels 2 and 3 and changes in valuation techniques during the period.

Other financial instruments

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2022 and 2021
14.Share capital

	March 31, 2022	December 31, 2021
	£	£
Issued and fully paid share capital
121,403,014 (2021: 120,886,527) Ordinary shares of £0.0005 each	60,702	60,443
324,121 (2021: 324,121) Deferred shares of £0.01 each	3,241	3,241
	63,943	63,684

Shares authorised and issued (number)

	December 31, 2021	Exercise of share-based payment awards	March 31, 2022
Ordinary shares	120,886,527	516,487	121,403,014
Deferred shares	324,121	—	324,121
	121,210,648	516,487	121,727,135

A total of 516,487 shares were issued upon the exercise of RSUs during March 2022; see note 19 for further details.

Rights of share classes

Holders of ordinary shares are entitled to one vote per share at a show of hands meeting of the Company and one vote per share on a resolution on a poll taken at a meeting and on a written resolution. The deferred shares convey no voting rights to the shareholders.

15.Contract liabilities and other advances

	March 31, 2022	December 31, 2021
	£’000	£’000
Within one year	39,458	29,962
More than one year	83,940	16,359
	123,398	46,321

A reconciliation of the movement in contract liabilities and other advances is as follows:

	January 01, 2022	Additions	Recognised in the income statement	Foreign exchange	March 31, 2022
	£’000	£’000	£’000	£’000	£’000
Grants	1,889	56	(435)	—	1,510
Revenue generating collaborations	28,946	85,700	(6,975)	3	107,674
Joint operations	15,486	—	(1,272)	—	14,214
Total contract liabilities and other advances	46,321	85,756	(8,682)	3	123,398

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2022 and 2021
15.Contract liabilities and other advances (continued)

Additions to contract liabilities during the three months ended March 31, 2022 include £74,242,000 invoiced to Sanofi relating to the collaboration initiated with that counterparty on January 4, 2022 and £11,434,000 invoiced to BMS comprising a $10,000,000 upfront payment relating to the fifth target in our second collaboration with that counterparty and a $5,000,000 payment relating to the extension of the Group’s first collaboration with BMS as described in note 4.

The Group expects to recognise its contract liabilities relating to revenue generating collaborations over the terms of the related collaborations, the longest of which extends to December 2027. As at December 31, 2021 the Group expected to recognise its contract liabilities relating to revenue generating collaborations over the period to September 2023.

	January 01, 2021	Additions	Acquired as part of acquisition	Recognised in the income statement	Foreign exchange	December 31, 2021
	£’000	£’000	£’000	£’000	£’000	£’000
Grants	2,336	1,198	114	(1,757)	(2)	1,889
Revenue generating collaborations	7,970	29,186	186	(8,393)	(3)	28,946
Joint operations	—	16,253	—	(767)	—	15,486
Total contract liabilities and other advances	10,306	46,637	300	(10,917)	(5)	46,321

16.Provisions

As at the year ended December 31, 2021 a provision of £537,000 existed in respect of the Group’s obligation to restore alterations made on leased space within one of the groups leasehold properties. The required work is expected to be completed in 2024 and 2028.

During the three month ended March 31, 2022 an additional provision of £200,000 was recognised in respect of the Group’s obligation to restore alterations made during the period on a leased space in another of the Group’s leasehold properties. The required work is expected to be completed in 2026.

17.Other payables

	March 31, 2022	December 31, 2021
	£’000	£’000
Accruals	9,152	5,259
Other payables	952	931
Other taxation and social security	1,298	2,213
Corporation tax	—	6
	11,402	8,409

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2022 and 2021
18.Related party transactions

Following the Group’s IPO on October 5, 2021 the Group has no related parties in accordance with the IAS 24 definition who are not members of the Group. Prior to the completion of the IPO Evotec AG was deemed to be a related party through the significance of their shareholding in Exscientia plc.

During the quarter ended March 31, 2021 the Group had three main arrangements with Evotec AG and its affiliates:

•In March 2016 a joint operation set up for the development of three compounds, with each party originally retaining a 50% ownership of the underlying IP. Evotec AG has invoiced the Group £10,758 during the period from January 1, 2021 to March 31, 2021 in relation to this joint operation, of which £2,000 was outstanding at March 31, 2021. The expenses related to these amounts are recognised within research and development expenses.

•As part of this joint operation, Aptuit (Verona) SRL (an affiliate of Evotec AG) has been engaged to carry out the preclinical toxicology and manufacturing work for the lead compound. The entity has invoiced the Group £151,000 during the period from January 1, 2021 to March 31, 2021, of which £nil was outstanding at March 31, 2021. The expenses related to these amounts are recognised within research and development expenses.

•Exscientia AI Limited has a services arrangement with Evotec, pursuant to which it has engaged Evotec as a contract research organisation to help deliver candidate compounds under its collaboration agreement with Celgene Corporation. The entity has invoiced £3,051,000 during the period from January 1, 2021 to March 31, 2021, of which £nil was outstanding at March 31, 2021. The expenses related to these amounts are recognised within cost of sales.

See note 11 for details of the Group’s transactions with joint ventures during the three months ended March 31, 2022.

19.Share based payments

Unless otherwise stated, all amounts disclosed in this note, including the quoted share prices, have been revised to reflect the share split described in note 21 of the consolidated financial statements of the Group for the year ended December 31, 2021 as if it had occurred at the beginning of the earliest period presented. Accordingly, the information reported herein may differ from the amounts previously reported.

As part of the corporate reorganization described in note 21 of the consolidated financial statements of the Group for the year ended December 31, 2021 any outstanding restricted stock units and share options awarded by Exscientia AI Limited were exchanged for share awards and option grants of Exscientia plc with identical terms and restrictions.

Employee Share Option Scheme

The Group operates four share-based compensation schemes for employees and directors of the Group, which are described below.

Enterprise Management Incentive (“EMI”) Scheme

The EMI is an Approved Option Scheme as defined in UK tax legislation. As a result, employees will not be subject to tax on these options until they are exercised and the underlying shares disposed of, at which point they will be subject to UK Capital Gains Tax at the prevailing rates. Options issued under this scheme are over ordinary shares and have an exercise price as agreed with HM Revenue and Customs prior to award. The Group ceased to qualify under the EMI rules as of December 24, 2018 and therefore no longer issues options under this scheme.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2022 and 2021
19.Share based payments (continued)

Company Share Ownership Plan (“CSOP”)

The CSOP scheme is an Approved Option Scheme as defined in UK tax legislation. As a result, employees will not be subject to tax on these options until they are exercised and the underlying shares disposed of, at which point they will be subject to UK Capital Gains Tax at the prevailing rates. Options issued under this scheme are over ordinary shares and have an exercise price as agreed with HM Revenue and Customs prior to award.

Unapproved Share Ownership Plan (“USOP”)

The USOP scheme is an Unapproved Option Scheme as defined in UK tax legislation. USOP options are granted to persons who do not qualify for EMI or CSOP options, such as non-UK employees, consultants or non-executive directors. As a result of the tax status of this scheme, option holders will be subject to tax on these options when they are exercised, at which point they will be subject to Income Tax and, in certain circumstances, National Insurance at the prevailing rates. Options issued under this scheme are over ordinary shares.

As at March 31, 2022 the Group had the following vested share options outstanding:

Vested outstanding share options	4,144,800
Weighted average exercise price	£0.02

The share-based remuneration expenses relating to employee share options (including clawback shares detailed in note 28 within the consolidated financial statements of the Group for the year ended December 31, 2021) amounted to £3,427,000 during the three months ended March 31, 2022 (three months ended March 31, 2021: £444,000).

No share options were issued during the three months ended March 31, 2022.

Details of the share options are below:

	Number of share options	Weighted average exercise price
Options held as at January 1, 2022	8,265,900	£0.02
Granted	—	£—
Exercised	—	£—
Forfeited	(40,500)	£0.03
Options held as at March 31, 2022	8,225,400	£0.03

Exercisable as at March 31, 2022	4,144,800	£0.02

Share options outstanding as at March 31, 2022 had exercise prices in the range of £0.01 to £0.04 (December 31, 2021: £0.01 to £0.04). The weighted average contractual life for options outstanding as of March 31, 2022 was 7.4 years (December 31, 2021: 7.6 years).
Restricted Stock Unit Plan (“RSU”)

The Group operates a RSU scheme, whereby certain employees and directors receive restricted stock units held over ordinary shares in the Company. These units are non-transferable and subject to forfeiture for periods prescribed by the Company. These awards are valued at the market value of the underlying shares at the date of grant and are subsequently amortised over the periods during which the restrictions lapse, typically four years. The awards expire on the cessation of the participant’s employment with the Group.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2022 and 2021
19.Share based payments (continued)

Details of the RSUs in existence during the three months to March 31, 2022 are as follows:

Number of RSUs
RSUs held as at January 01, 2022	931,500
Granted	—
Exercised	(741,600)
RSUs held as at March 31, 2022	189,900

Of the RSUs held as at January 1, 2022, 600,000 had been issued as replacement options for EMI options cancelled during the year ended December 31, 2021. These 600,000 awards were exercised during the three months ended March 31, 2022 via a net settlement arrangement, with 374,887 shares issued and £2,283,000 paid by the Company in order to settle related employee tax obligations. The payment made has been recognised within retained earnings.

No RSUs were granted in the three months to March 31, 2022.

The share-based remuneration expenses relating to RSUs amounted to £133,000 during the three months ended March 31, 2022 (three months ended March 31, 2021: £nil).

20.Capital Commitments

The Group has capital expenditure contracted for but not recognised as liabilities as at March 31, 2022. The expenditure is as follows:

March 31, 2022
£’000
Leasehold improvements	35
Assets under construction	78
Plant & equipment	8,227
8,340

Gates Foundation private placement commitment

Concurrent with the Company’s IPO on October 5, 2021, the Company completed a private placement to the Gates Foundation as detailed in note 21 of the consolidated financial statements of the Group for the year ended December 31, 2021. Under the terms of the Company’s agreement with the Gates Foundation, the Group is committed to spending $70,000,000 over a four-year period to the research, discovery, and development of small molecule anti-infective therapeutics for future pandemic preparedness, with a specific focus on developing therapeutics that can be applied against multiple species of coronaviridae, influenza, and paramyxoviridae (the “Pandemic Preparedness Program”). The Group had incurred £1,866,000 (December 31, 2021: £793,000) relating to the Pandemic Preparedness Program as at March 31, 2022, with a total outstanding commitment of £51,501,930 (December 31, 2021: £51,069,230).

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2022 and 2021
20.Capital Commitments (continued)

In the event that the Group is in breach of certain terms within the agreement, the Gates Foundation has the right to sell, or require the Group to buy-back any shareholdings in the Group held by the Foundation at the higher of the public offering price and the market value of the shares at the date of default. Should such a breech occur or should the Company enter bankruptcy the Gates Foundation also has the exclusive right to utilise an exclusive global license granted as part of the agreement in relation to any IP generated by the Group pertaining to the Pandemic Preparedness Program for the benefit of people in certain developing countries. The default conditions are within the control of the Group and the license in question cannot be utilised unless such a default occurs or the Group enters bankruptcy. As such no fair value has been assigned to this license at the inception of the agreement.

21.Ultimate Parent and Controlling Party

Exscientia plc is the ultimate parent company of the Group. There is no ultimate controlling party.

22.Events occurring after the reporting period

On April 21, 2022, the Group entered into five foreign exchange forward contracts in order to exchange US Dollars with a total notional value of $250 million for Pounds Sterling at pre-agreed rates, with all contracts due to mature in June 2022.